345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

April 7, 2025

Erin Donahue

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisitions Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed March 18, 2025 File No. 333-283933

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of our client, Iron Horse Acquisitions Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 1, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to Zhong Guo Liang Tou Group Ltd (“CFI”) or matters arising from CFI’s participation in the preparation of the Registration Statement and the Amended Registration Statement, are based on our discussions with and information received from CFI or its counsel, iTKG Law LLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed March 18, 2025

Material U.S. Federal Income Tax Consequences, page 99

1.	Please revise to expand your disclosure to address the federal income tax consequences of the de-SPAC transaction to “the SPAC, the target company, and their respective security holders,” as required by Item 1605(b)(6) of Regulation S-K, and provide a tax opinion that addresses each material tax consequence to an investor.

RESPONSE: The disclosure has been revised to clarify that the business combination will not have any federal income tax consequences on the SPAC stockholders as they are not exchanging shares in the business combination. In addition, the seller is not a U.S. Person. As such, it will have no federal income tax consequences on the Seller. As such, we do not believe any federal income tax opinion is required.

Unaudited Pro Forma Condensed Combined Financial Information, page 180

2.	We note from page 60 that the Inflation Reduction Act of 2022 imposes a 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022. In this regard, please tell us how your pro forma financial statements reflect the accrual and/or payment of this tax in your maximum redemptions scenario.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the Inflation Reduction Act of 2022 imposes a nondeductible 1% excise tax on a publicly traded corporation for the net value of certain stock that the corporation repurchases during the tax year. The value of repurchases subject to the tax is reduced by the value of any stock issued by the corporation during the tax year, including stock issued or provided to the employees of the corporation or employees of a specified affiliate of the corporation during the tax year, whether or not such stock is issued or provided in response to the exercise of an option to purchase such stock. Under the maximum redemption scenario, the Company would redeem 6,900,000 Public Shares. In the same tax period the Company will issue 47,888,000 shares to the stockholder of Zhong Guo Liang Tou. The value of the stock issued to Target will exceed the redemptions subject to the excise tax resulting in no tax being reflected in the pro forma financial statements.

Zhong Guo Liang Tou Group Limited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-27

3.	Please refer to Instruction L.2.d of Form S-4 and provide the change in auditor disclosures required by Item 304 of Regulation S-K.

RESPONSE: The change in auditor disclosure has been provided on page 224 of the Amended Registration Statement. In addition, the requisite letter from the former auditor has been filed as Exhibit 16.1 to the Amended Registration Statement.

General

4.	Please update the information throughout as of the most recent practicable date. For instance, we note your disclosure that OpCo 4 is anticipated to hold its first livestream by the end of February 2025, but note no disclosure stating whether that goal was achieved.

RESPONSE: The disclosure throughout has been updated in accordance with the Staff’s comment

5.	We note your response to prior comment 10 and reissue in part. Please revise to provide the disclosures required by Items 1603(b) and 1604(b)(3) of Regulation S-K. Specifically, in your summary and prospectus body include the potential conflicts of interest discussed elsewhere, such as Mr. Jiang’s continued control over the company.

RESPONSE: In accordance with the Staff’s comment, the requisite disclosure has been added on pages xviii, 12, 69 and 91 of the Amended Registration Statement.

Please do not hesitate to contact Tahra Wright at (212) 407-4990 or Joan S. Guilfoyle at (202) 524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright